#SpinachPacked

A VEGAN, GLUTEN FREE, NO ADDED SUGARS, NON-GMO, FULL SERVING OF SPINACH, PROTEIN BAR.



OUR MISSION

To create an easy and fun way to share
the love of spinach and greens,
with the goal of creating healthy products,
a healthy business, and a healthier community.


Greens gone Wild
BLUEBERRY COCONUT
VEGAN PROTEIN BAR


Greens gone Wild
PEANUT BUTTER BANANA
VEGAN PROTEIN BAR


Greens gone Wild
BLUEBERRY COCONUT
VEGAN PROTEIN BAR

THE TEAM

LAURA HARRIS
CHIEF EXECUTIVE OFFICER



- Former small business owner
- Aligned with target market
- 20+ years in various sales/customer service fields
- Food handler safety Certified

ZACH MEIER
CHIEF CULINARY OFFICER



- Trained in culinary arts
- Executive Pastry Chef
- BA Photojournalism
- HACCP Certified

THE ADVISORS

BASECAMP CO-PACK
CO-PACKER/MANUFACTURER

Six years mfg./pkg. experience

Food scientist

Food law expert



LANI LANGTON
BUSINESS ADVISOR

20+ years industry experience

10+ year in natural foods company expert

Experience assisting over 10 bar companies

Has grown multiple companies into million-dollar
well-known brands





ON THE MARKET THERE WERE NO...

VEGAN, SHELF-STABLE, PROTEIN/MEAL REPLACEMENT BARS WITH LEAFY GREENS

...UNTIL NOW.

www.
Greens
gone
Wild
.com

½ Cup Spinach / Bar



Simple Ingredients



No Refined or Added Sugar













soy free
gluten free
non gmo
no refined sugar
vegan





Sustainable Energy Boost



Allergy Friendly

Meal Replacement

GREENS GONE WILD

12g Protein
0g Added sugar
½ Cup of Spinach
7 Ingredients



WHOLE EARTH & SEA

15g Protein
??g Added sugar
0 Cup of Spinach
24 Ingredients



GREENS GONE WILD

12g Protein
0g Added sugar
½ Cup of Spinach
7 Ingredients

PROBAR

10g Protein
13g Added sugar
0 Cup of Spinach
28 Ingredients

ACCOMPLISHMENTS

- Reached 100k Sales Year in 2022
- Two Popular Recipes with Consistent Online Orders
- Ready to Launch Salted Chocolate Cherry (Nut-Free)
- Eight Full Low Volume Manufactured Runs
- Completed Branding & Packaging
- Consistent Social Media Posts on IG & FB
- Gaining Steady Sales & Traction from SM & Google Ads
- Professional Team for Business Advisory, Marketing, & Accounting
- Fully Insured
- Average 25 Demos per Month
- Average $300 in Sales per Demo
- Average $800 in Sales per Event/Market
- 70 Wholesale Accounts Across Five States
  - Colorado, Idaho, Virginia, Arizona, California
- 3,379 Direct Orders since 7/2021
- Orders Shipped to 25 States
- 20 Active Subscriptions
- Amazon Store Live by 3/2023



CURRENT CUSTOMER DEMOGRAPHIC

REVENUE: $86,394



TIME CRUNCH



HEALTH CONSCIOUS



VEGAN/DESIRE TO EAT MORE PLANTS



CONVENIENT

www.GreensgoneWild.com



"I'm so glad I asked another mom at a birthday party about this bar that she picked up at the farmer's market. Laura's bars are really tasty and nutrient dense. I feel great about getting greens from a packable bar. Can't wait to have these on an upcoming trip, when snacks/food can be tricky while at the airport and on a plane."

- Marisol, Busy Mom

"Amazing, tasty protein bars that regularly save me from hangry outbursts in class. The perfect, healthy snack for people always on the go."

-Karen, Student, Works Full-Time

"These bars are the perfect pre-workout fuel for me - so many nutrients giving me energy AND they happen to be delicious!!"

-Jen, Competitive Tennis Player

WHOLESALE ACCOUNT REVENUE- $40,617

The Village Market
Putting Good food on your table since 1967

est. 1973
TASTE
THE GOOD LIFE

Choice

AVIANO
DEN COL COFFEE EST 2006

PINE MELON

Mik DENVER
Market

MARCZYK
-FINE FOODS-
Denver, Colorado

Lucky's Market



Leevers
LOCAVORE
NORTHSIDE


Greens gone Wild

SEEKING

$100,000

2023 PROJECTED EXPENSES

EXPENSES	Year 1	Year 2	Year 3	Year 4	Year 5
Salaries	$60,000	$87,000	$117,450	$152,685	$190,856
Insurance	$1,600	$1,640	$1,681	$1,723	$1,766
Manufacturing	$91,200	$93,480	$95,817	$98,212	$100,667
Rent	$3,000	$3,075	$3,151	$3,229	$3,309
Marketing/ Advertising	$20,000	$41,000	$42,025	$43,075	$44,151
Demos	$13,000	$13,325	$13,658	$13,999	$14,348
Events	$8,000	$20,500	$21,012	$21,537	$22,075
Office Supplies & Software	$3,600	$3,690	$3,782	$3,876	$3,972
Bank Fees	$600	$615	$630	$645	$661
Merchant Fee	$7,000	$7,175	$7,354	$7,537	$7,725
R&D	$3,000	$3,075	$3,151	$3,229	$3,309
Dues & Subscriptions	$2,400	$2,460	$2,521	$2,584	$2,648
Travel & Transportation	$5,000	$5,125	$5,253	$5,384	$5,518
Brokers	$20,000	$41,000	$42,025	$43,075	$44,151
Operating Profit	$5,600	$30,640	$118,120	$220,129	$330,993

PROJECTED ACCOMPLISHMENTS w/ MAINVEST FUNDING

- Launch Salted Chocolate Cherry (nut-free)
- Produce 60,000 Bars Between all Three Flavors
- Secure Placement in Two Midsize Market Chains
- Focus on Direct Sales for Profitability Growth and Name Recognition into the Marketplaces
- Increase Ad Dollars to Include the Salted Chocolate Cherry
- Continuing Weekly Demoing and Sampling of Product.
- In-Store, Chain, & Distributor Advertising. Required by Stores Typically as Off-Invoice Specials.
- Continuing the Mission to Grow Greens Gone Wild as a Popular, Healthy, and Preferred Household Name.
- Achieve or Exceed Projected Quarterly Sales Goals for Q2 & Q3
    - Combined Goal: $240,000





MARKETING STRATEGY

Greens gone Wild

Social Media Strategy/Management

Content Creation

Digital Advertising Strategy

Digital Content Creation

IN STORE

- Demos. Demos. & More Demos.
- Quarterly Scan Downs
- Store Ads



EMAIL CAMPAIGNS

- Monthly Newsletter
- Newsletter Sign Up Coupon Code on Website
- List Building





www.
Greens
gone
Wild.com







MARKETING STRATEGY
EVENTS/FARMERS MARKETS – REVENUE: $40K



















TARGET MARKET / POTENTIAL CUSTOMERS

Natural Grocers

Whole Foods Market

Sprouts Farmers Market

target

Greens gone Wild

Purveyors of Fine Foods AJ's

Dutch Bros Coffee

REI co-op

GLOBAL MARKET RESEARCH



Plant-Based Food Market is Likely to Upsurge USD 88.00 Billion Globally by 2029

https://www.investorsobserver.com/news/qm-pr/7545441544307810

Global Protein Bar Market is Projected to Grow from $4.68 Billion in 2022 to $7.07 Billion by 2029

https://www.fortunebusinessinsights.com/industry-reports/protein-bar-market-100805

Vegan Food Industry Will Double to $92 Billion by 2027

https://vegnews.com/vegan-news/business/vegan-food-industry-92-billion-2027

Forecast Greens Gone Will Growth: 4x/year
Denver -> Colorado -> Rocky Mountain States -> National
Direct Sales -> Wholesale -> Distribution


BLUEBERRY COCONUT
Greens Gone Wild
FULL SERVING OF SPINACH PER BAR

WHY GREENS GONE WILD?

- SPINACH PACKED
- MEAL REPLACEMENT OR PROTEIN BAR
- CLEAN INGREDIENTS
- TRANSPARENT
- NUTRITIOUS
- STRONG BUSINESS PROPOSITION

SALES FORECAST

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$400,000	$580,000	$783,000	$1,017,900	$1,272,375
Cost of Goods Sold	$156,000	$226,200	$305,370	$396,981	$496,226
Gross Profit	$244,000	$353,800	$477,630	$620,919	$776,149

*Based on full investment.



CONTACT

LAURA HARRIS
FOUNDER & CEO

LAURA@GREENSGONEWILD.COM
(720) 630-3120



Greens gone Wild™